UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

Kim M. Schulte
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 967-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons John C. Koss Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 196,028 (1)
		8.	Shared Voting Power 74,148 (2)
		9.	Sole Dispositive Power 196,028 (1)
		10.	Shared Dispositive Power 74,148 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,176(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (4)
14.	Type of Reporting Person (See Instructions) IN
______________________________
(1) Consists of 151,028 shares held directly and 45,000 shares held through an individual retirement account.

(2) Consists of 74,148 shares allocated to the Reporting Person through the Koss Corporation Employee Stock Ownership Plan (the “ESOP”).

(3) Does not include shares over which the Reporting Power may be deemed to have shared dispositive power pursuant to Restatement of the Koss Family Voting Trust Agreement, dated March 23, 2022 (the “Voting Trust Agreement”), as described in Item 5 below.

(4) Based on 9,147,795 shares of common stock outstanding as of May 2, 2022.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin 53212.

Item 2.	Identity and Background

(a)  This Statement is being filed by John C. Koss Jr. (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

(c)  The principal business occupation of the Reporting Person is Vice President of Sales of the Issuer.

(d)-(e)  During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The 74,148 shares designated to the Reporting Person’s ESOP account were allocated to his ESOP account by the Issuer in gradual increments, from January 1, 1981 to present, in consideration for the Reporting Person’s employment services to the Issuer. The 45,000 shares held in the Reporting Person’s individual retirement account (“IRA”) were rolled over into the IRA from the ESOP in December 2021.

The 151,028 shares held by the Reporting Person directly were acquired by the Reporting Person in gradual increments, from the 1970s to present, through (i) a series of purchases made with the Reporting Person’s personal funds, (ii) the exercise of stock options granted to the Reporting Person by the Issuer in consideration for his employment, and (iii) gifts from his father, John C. Koss, Sr.

Item 4.	Purpose of Transaction

All of the Common Shares beneficially owned by the Reporting Person were acquired for investment purposes.  As of the date of this statement, the Reporting Person does not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of the Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 270,176 Common Shares, representing approximately 3.0% of the Common Shares issued and outstanding.  The percentages are computed based on 9,147,795 Common Shares outstanding as of May 2, 2022.

(b)  The Reporting Person has:

(i)   sole power to vote or direct the vote of 196,028 Common Shares;

(ii)  shared power to vote or direct the vote of 74,148 Common Shares;

(iii)  sole power to dispose or direct the disposition of 196,028 Common Shares; and

(iv)  shared power to dispose or direct the disposition of 74,148 Common Shares, excluding shares that the Reporting Person may be deemed to own which are subject to the Voting Trust Agreement (described further below).

The Reporting Person and Michael J. Koss, as voting trustee of a voting trust (the “Voting Trust”) established pursuant to the Voting Trust Agreement, may be deemed to share dispositive power with respect to a portion of shares subject to the Voting Trust. Pursuant to the Voting Trust Agreement, subject to certain limitations, the Reporting Person has dispositive power over 10% of his actuarial interest of his proportional 20% of Common Shares subject to the Voting Trust, subject to rights of first offer held by the Reporting Person’s four siblings. The number of Common Shares over which the Reporting Person may be deemed to share dispositive power in such manner is an insignificant amount and will decrease over time due to the decreasing actuarial value. Additionally, the Voting Trust Agreement provides Michael J. Koss, as Voting Trustee, dispositive power over all Common Shares subject to the Voting Trust, subject to certain limitations. The principal business address of Michael J. Koss is 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212; and his principal occupation is President and Chief Executive Officer of the Issuer.

The Reporting Person, Principal Financial Group (“PFG”) (as trustee of the ESOP) and the ESOP may be deemed to have shared voting and dispositive power with respect to the 74,148 Common Shares held by the ESOP that are allocated to the Reporting Person’s account thereunder. PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.

During the last five years, Michael J. Koss has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  On May 9, 2022, 2,696,634 Common Shares over which the Reporting Person may have been deemed to share voting and dispositive power were transferred to Michael J. Koss, as voting trustee, pursuant to the Voting Trust Agreement and the terms of the trust agreements of the trusts previously holding or controlling such shares in connection with the passing of the Reporting Person’s father. The Reporting Person may be deemed to share dispositive power with respect to a portion of shares subject to the Voting Trust.

On December 14, 2021, 45,000 shares held in the Reporting Person’s ESOP account were rolled over into his IRA.

(d)  Not applicable.

(e)  As of March 23, 2022, upon effectiveness of the Voting Trust Agreement, the Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer’s Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person holds the following stock options, exercisable for an aggregate of 150,000 shares of common stock of the Issuer: (1) options to purchase an aggregate of 25,000 Common Shares at an exercise price of $2.92 per share, granted in July 2018; (2) options to purchase an aggregate of 50,000 Common Shares at an exercise price of $2.17 per share, granted in July 2019 and (3) options to purchase an aggregate of 75,000 Common Shares at an exercise price of $1.90 per share, granted in July 2020. These options were granted by the Issuer in consideration for the employment services of the Reporting Person. Each option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant. The options expire five years from the respective dates of grant.

The information concerning the Voting Trust Agreement above discussed in Item 5 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Restatement of the Koss Family Voting Trust Agreement, dated March 23, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2022

JOHN C. KOSS JR.

By:	/s/ John C. Koss Jr.